Pursuant to Rule 425 under the Securities
                                     Act of 1933 and deemed filed pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934

                                     Subject Company: Wachovia Corporation
                                     Commission File No. 333-59616

                                     Date: July 20, 2001

         This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of the merger between First Union Corporation and Wachovia Corporation, including future financial and operating results, cost savings, enhanced revenues, and accretion to reported earnings that may be realized from the merger; (ii) statements with respect to First Union's and Wachovia's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of First Union's and Wachovia's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

         The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the risk that the businesses of First Union and Wachovia will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of First Union's and Wachovia's stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and
(10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities. Additional factors that could cause First Union's and Wachovia's results to differ materially from those described in the forward-looking statements can be found in First Union's and Wachovia's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to First Union or Wachovia or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. First Union and Wachovia do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

     The proposed transaction will be submitted to First Union's and Wachovia's stockholders for their consideration. Stockholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about First Union and Wachovia, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that have been or will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to First Union, Investor Relations, One First Union Center, Charlotte, North Carolina 28288-0206 (704-374-6782), or to Wachovia, Investor Relations, 100 North Main Street, Winston-Salem, North Carolina 27150 (888-492-6397).

THE FOLLOWING ADVERTISEMENT BY FIRST UNION APPEARED IN REGIONAL AND NATIONAL PUBLICATIONS

[FIRST UNION LOGO APPEARS HERE]

We Believe First Union Is the Best Merger Partner for Wachovia--

and Wall Street Agrees:

             David C. Stumpf, A.G. Edwards & Son, Inc.:
             "Based on the improvement evident in the Q2 results as well as our numerous discussions with management over the last month or two,we have also become increasingly more comfortable with the proposed merger with Wachovia.There is no question that First Union is better positioned than we previously thought."

             Hal Schroeder, Carlson Capital:
             "The turning point (in the takeover battle) was in the announcement of First Union's solid second- quarter results." --The Atlanta Journal-Constitution, July 17, 2001

             Marni Pont O'Doherty, Keefe, Bruyette & Woods, Inc.: "[First Union's] argument seems to be resonating with shareholders."--The Atlanta Journal-Constitution,July 17,2001

             Richard X. Bove, Raymond James & Associates:
             "It has been our belief that SunTrust's stock would move sharply higher in price once it became apparent that it would not likely emerge as the winner in this contest."

             Michael A. Plodwick, UBS Warburg:
             "It appears that the much anticipated turnaround at First Union is taking place, which could give the company an advantage in the takeover battle for Wachovia."

             The management and the Board of Directors of First Union and Wachovia have agreed on a strategic partnership that we believe will create a superior financial institution, deliver greater value to shareholders and position the combined companies for long-term growth.



  If you are a shareholder of Wachovia or First Union, we urge you to vote for the Wachovia/First Union merger by returning the white proxy card.


                            First Union and Wachovia
                              The Right Combination



Permission to use quotes was received. Stockholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed with the SEC because they contain important information. You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about First Union and Wachovia, at the SEC's Internet site (http://www.sec.gov). Copies of these documents can also be obtained, without charge, by directing a request to First Union Corporation, Investor Relations, One First Union Center, 301 South College Street, Charlotte, NC 28288-0206, 704-374-6782, or to Wachovia Corporation, Investor Relations, 100 North Main Street, Winston-Salem, NC 27150, 888-492-6397. Additional copies of the joint proxy statement/prospectus may also be obtained by contacting First Union's proxy solicitor, Morrow & Co., Inc., toll free at 1-877-366-1578, or Wachovia's proxy solicitors, MacKenzie Partners, Inc., toll free at 1-800-322-2885, or Georgeson Shareholder, toll free at 1-800-223-2064. The information presented above may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Factors that could cause actual results to differ materially from those described in the forward-looking statements can be found in the joint proxy statement/prospectus and in First Union's and Wachovia's public reports filed with the SEC.

THE FOLLOWING SLIDE PRESENTATION AND RELATED PREPARED REMARKS MAY BE USED BY FIRST UNION FROM TIME TO TIME IN PRESENTATIONS TO CERTAIN INVESTMENT PROFESSIONALS

 ................................................................................

                       Top Ten Reason's Why We Believe the
                    First Union/Wachovia Merger is better for
                              Wachovia Shareholders

                                 David Carroll,
                           Head of Merger Integration
                             First Union Corporation


                     Top Ten Reasons for the Merger Page 1

We Believe We Have a Stronger Business Mix
 ................................................................................

 o We believe we have a stronger complement of higher-growth, higher-margin businesses:
    - #1 retail bank in the East
    - 8,300 Registered Representatives, #6 bank in the nation
    - Top 20 Mutual Fund complex
    - Established Global banking presence
    - #2 in Cash Management
    - Strong Wealth Management and Capital Markets
 o SunTrust + Wachovia = Just a larger regional bank

                     Top Ten Reasons for the Merger Page 2

We Think We Will Grow Faster
 ................................................................................

                 Cash EPS Impact   First Union   SunTrust
                 ---------------   -----------   --------
                       2002            15%           1%
                 ---------------   -----------   --------
                       2003            17%           5%
                 ---------------   -----------   --------
                       2004            20%           9%
                 ---------------   -----------   --------

 o We believe we provide greater earnings accretion and greater potential for growth.
 o We project we should see 11% overall growth (SunTrust has said they can only grow at 7%).
 o SunTrust has had only 2% annualized growth in pre-tax earnings, excluding one-time gains, over the past nine quarters.
                       We believe they have hit the wall.

                     Top Ten Reasons for the Merger Page 3

In Our View We Will Be Better Capitalized
 ................................................................................

 o First Union/Wachovia Tier 1 risk-based capital ratio at closing is estimated to be 7.7%, putting us in the middle of the pack for Top 50 Banks and at #9 of the Top 20 Banks.
 o A SunTrust/Wachovia Tier 1 ratio is estimated to be be only 6.5% -- dead last among the Top 50 Banks.
 o We should be able to grow our capital at more than three-times SunTrust's rate, which enables us to invest in our core growth businesses and technology.

                     Top Ten Reasons for the Merger Page 4

We Believe Our Stock Has Upside Potential
 ................................................................................

 o Our price/cash EPS ratio is 9.9 vs. 11.5 for SunTrust.
 o The market has recognized First Union's success in our restructuring. Our stock was the best performing of the Top 20 Banks this year prior to the April 16 announcement, and we believe there's still upside to the shares today.
 o P/E divided by percentage earnings growth ratio (PEG ratio) shows SunTrust is significantly overvalued.
    - Median of Top 50 is 120%
    - FTU is 90% based on 11% growth
    - STI is 164% based on their projected 7% growth


                     Top Ten Reasons for the Merger Page 5

We Believe We Are Offering Greater Long-Term Share Value
 ................................................................................

 o SunTrust's current premium has eroded to low single digits, less than 2% as of July 3.
 o In our view, First Union's proposal provides internal rates of return in excess of 20% for both First Union's and Wachovia's shareholders, while SunTrust's proposal provides, at best, returns in the low to mid-teens.
 o Translated into share price, we believe First Union's proposal provides an additional $15* in long-term value, on a present value basis, relative to SunTrust

*IRR and present value per share analysis assume earnings, synergy, and balance sheet growth assumptions as per each company's investor presentation. Modeling assumptions are identical and based on an 11x terminal multiple and a 13% discount rate (present value per share analysis only).


                     Top Ten Reasons for the Merger Page 6

We Believe We Know How to Put Companies Together
 ................................................................................

                           First Union    SunTrust
-------------------------------------------------------
Banks Integrated over 15      81             11
Years
-------------------------------------------------------
$1B+ Asset Bank               25             1
Integrations Since 1989
-------------------------------------------------------
Brokerage and Mutual          10             1
Fund
Companies Integrated
-------------------------------------------------------

 o We've integrated over 2,000 different bank systems and have merged over 4,000 branches.
 o We have a single system technology platform, making it easier for us to integrate.


                     Top Ten Reasons for the Merger Page 7

We Will Provide Enhanced Dividends
 ................................................................................

 o We will maintain the Wachovia $2.40 annual payout, or a Wachovia shareholder can receive the 48-cent differential up front - it's their choice.
 o Our projected dividend payout ratio is 33% vs. more than 40% for SunTrust. We should be able to grow our dividend to $2.40 ($1.20 per First Union share) more quickly while paying out less of our earnings.
 o SunTrust projects using over 70% of its earnings for dividends and share repurchases.
 o Our dividend payout ratio will be less than 33% and our projected per share earnings do not require share repurchases to meet growth targets.


                     Top Ten Reasons for the Merger Page 8

We Are Friendly, Not Hostile
 ................................................................................

 o Hostile takeovers have a very poor record in the banking industry. We believe they create wreckage for employees, customers, communities and shareholders.
 o Wachovia has repeatedly confirmed that we believe our cultures fit well together, while emphasizing a lack of cultural fit with SunTrust.
    - SunTrust has tried to do this deal for the last 16 years
 o We believe our business philosophies are compatible and complementary, the top tier of management has already been selected and the chemistry between our two teams is very good.


                      Top Ten Reasons for the Merger Page 9

Slide 10

We Plan To Make Customers Our Top Priority
 ................................................................................

 o We plan to blend Wachovia's stellar service model with our strong sales and distribution platform to bring the best to customers.
 o First Union also brings its own service strengths to the table with a near "best in class" rating as measured by the Gallup organization.
 o We will take three years to integrate the merger with our primary focus being no customer loss.
 o We will offer customers more channel choice and more convenience.
    - Face-to-face in one of 2,900 branches
    - On-line (2nd largest offering in the nation)
    - By phone with 24/7 sales and service expertise
    - Through more than 5,100 ATMs



                     Top Ten Reasons for the Merger Page 10

We Care About Our Communities
 ................................................................................

 o Wachovia and First Union both received "outstanding" CRA ratings vs. only a "satisfactory" rating for SunTrust.
 o Together we contributed over $70 million last year in donations of goods and services to communities where our employees work and live, not including the payroll value of volunteers' time away from work.
 o We also recently announced a new, joint community commitment. In our first five years, the new Wachovia plans to provide:
    -$ 20 billion in small business lending
    -$ 9 billion in affordable mortgages
    -$6 billion in community development lending and investments


                     Top Ten Reasons for the Merger Page 11

Slide 12

Why We Believe Our Merger Represents The Best Value for Investors
 ................................................................................

 1.Stronger Business Mix                      6.Know-how in Putting
 2.Faster Growth                                Companies Together
 3.Better Capitalized                         7.Enhanced Dividend
 4.More Upside Potential for                  8.Friendly Transaction
   Stock                                      9.Customers as a Top Priority
 5.Greater Long-Term Share                   10.Attention to
   Value                                        Communities



                     Top Ten Reasons for the Merger Page 12

 ................................................................................

This presentation may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, (i) statements about the benefits of the merger between First Union Corporation and Wachovia Corporation, including future financial and operating results, cost savings, enhanced revenues, and accretion to reported earnings that may be realized from the merger; (ii) statements with respect to First Union's and Wachovia's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of First Union's and Wachovia's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the risk that the businesses of First Union and Wachovia will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of First Union's and Wachovia's stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities. Additional factors that could cause First Union's and Wachovia's results to differ materially from those described in the forward-looking statements can be found in First Union's and Wachovia's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to First Union or Wachovia or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. First Union and Wachovia do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

Additional Information

The proposed transaction will be submitted to First Union's and Wachovia's stockholders for their consideration. Stockholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about First Union and Wachovia, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that have been or will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to First Union, Investor Relations, One First Union Center, Charlotte, North Carolina 28288-0206 (704-374-6782), or to Wachovia, Investor Relations, 100 North Main Street, Winston-Salem, North Carolina 27150 (888-492-6397).


                     Top Ten Reasons for the Merger Page 13

HELLO.


I'M DAVID CARROLL, AND I AM IN CHARGE OF MERGER INTEGRATION AT FIRST UNION, AND IN PARTICULAR, I AM RESPONSIBLE FOR THE COMBINATION OF WACHOVIA AND FIRST UNION.


I WANT TO THANK YOU FOR THE OPPORTUNITY TO SPEAK WITH YOU ABOUT THAT MERGER.


BETWEEN FIRST UNION SECURITIES AND WACHOVIA SECURITIES, THERE ARE OVER 16 MILLION SHARES OF WACHOVIA STOCK HELD IN THE TWO BROKERAGE COMPANIES.


AS YOUR CLIENTS RECEIVE WHAT WILL BE A PROXY OF IN EXCESS OF 200 PAGES, INEVITABLY MANY OF THEM WILL TURN TO YOU FOR ADVICE.


WE WANTED TO TAKE A MOMENT OF YOUR TIME TO TELL YOU WHY WE BELIEVE THIS MERGER MAKES SENSE FOR BOTH FIRST UNION AND WACHOVIA SHAREHOLDERS.

I WILL BE VERY QUICK ABOUT THIS.


NUMBER ONE, WE BELIEVE WE HAVE A STRONGER BUSINESS MIX.


WE WILL BE THE NUMBER ONE RETAIL BANK IN THE EAST IN TERMS OF BRANCHES.


WE'LL HAVE OVER 8,300 REGISTERED REPRESENTATIVES, NUMBER SIX IN THE NATION.


WE'LL HAVE A TOP 20 MUTUAL FUND COMPLEX.


WE HAVE AN ESTABLISHED GLOBAL BANKING PRESENCE.


WE WILL BE NUMBER TWO IN THE U.S. IN CASH MANAGEMENT, SO WE THINK WE WILL HAVE A STRONG GENERAL BANK,


A STRONG WEALTH MANAGEMENT, AND A STRONG CAPITAL MARKETS BUSINESS.

WE BELIEVE A WACHOVIA/SUNTRUST COMBINATION REALLY RESULTS IN SIMPLY A LARGER REGIONAL BANK.


NUMBER TWO, WE BELIEVE WE WILL GROW FASTER.


WE THINK YOU WILL SEE SIGNIFICANTLY FASTER EARNINGS GROWTH IN A FIRST UNION/WACHOVIA COMBINATION.


THE CASH EARNINGS PER SHARE IMPACT IN 2002 IS 15% IN OUR DEAL VERSUS 1% FOR SUNTRUST, 17% IN '03, AND 20% IN '04 FOR THE FIRST UNION/WACHOVIA COMBINATION, AND STILL LOW TO MID-SINGLE DIGIT NUMBERS FOR SUNTRUST/WACHOVIA COMBINATION.


NUMBER THREE, IN OUR VIEW WE'LL BE A BETTER CAPITALIZED COMPANY.


A FIRST UNION/WACHOVIA COMBINATION RESULTS IN A TIER-ONE RISK-BASED CAPITAL RATIO AT CLOSING OF APPROXIMATELY 7.7% PUTTING US IN THE MIDDLE OF THE PACK FOR THE TOP 50 BANKS, AND NUMBER 9 OF THE TOP 20 BANKS.

A SUNTRUST/WACHOVIA TIER-ONE RATIO WILL BE ONLY 6.5%, DEAD LAST AMONG THE TOP 50 BANKS IN THE COUNTRY.


I CAN'T STRESS HOW IMPORTANT CAPITAL IS IN OUR INDUSTRY GIVEN THE UNCERTAIN ECONOMIC TIMES THAT WE'RE EXPERIENCING RIGHT NOW.


NUMBER FOUR, WE BELIEVE OUR STOCK SIMPLY HAS MORE UPSIDE POTENTIAL.


WE BELIEVE THAT FIRST UNION SHARES ARE UNDERVALUED RELATIVE TO OUR PEERS, AND IN PARTICULAR, RELATIVE TO SUNTRUST.


WE FEEL THE MARKET HAS RECOGNIZED OUR SUCCESS AND OUR RESTRUCTURING OVER THE PAST YEAR.


OUR STOCK WAS THE BEST PERFORMING OF THE TOP 20 BANKS THIS YEAR PRIOR TO APRIL 16th ANNOUNCEMENT, AND WE BELIEVE THEY'RE STILL UPSIDE TO THE SHARES TODAY.

NUMBER FIVE, WE BELIEVE WE'RE OFFERING GREATER, LONG-TERM SHARE VALUE.


SUNTRUST'S CURRENT PREMIUM HAS ERODED TO LOW SINGLE DIGITS.


IN FACT, AS OF THE 3rd OF JULY, IT WAS LESS THAN 2% SINCE ITS INITIAL 17% OFFER.


WE BELIEVE THE MARKET IS SPEAKING RIGHT NOW.


THE FIRST UNION PROPOSAL PROVIDES INTERNAL RATES OF RETURN IN EXCESS OF 20% FOR BOTH FIRST UNION AND WACHOVIA SHAREHOLDERS.


WHILE SUNTRUST'S PROPOSAL PROVIDES AT BEST LOW RETURNS IN THE MID-TEENS.


NUMBER SIX, WE BELIEVE WE KNOW HOW TO PUT COMPANIES TOGETHER.


IN THE LAST 15 YEARS, FIRST UNION HAS ACQUIRED, MERGED, AND INTEGRATED OVER 81 BANKS AND THRIFTS, AND 11 BROKER-DEALER AND INVESTMENT ADVISERS.

ONLY ONE OF WHICH HAD ANY MEANINGFUL CUSTOMER DISRUPTION, AND THAT, OF COURSE, WAS THE CORESTATES TRANSACTION.


BUT IN NO WAY DOES THAT REPRESENT THE MEASURE OF FIRST UNION'S INTEGRATION
SKILLS.


WE'VE INTEGRATED OVER 2,000 DIFFERENT BANK SYSTEMS, HAVE ACQUIRED AND MERGED OVER 4,000 BANK BRANCHES.


I WANT TO BE VERY CLEAR.


SUNTRUST HAS DONE TWO DEALS OF ANY SIZE IN THE LAST 20 YEARS.


NUMBER SEVEN, A FIRST UNION/WACHOVIA COMBINATION WILL PROVIDE ENHANCED
DIVIDENDS.


I WANT TO BE VERY CLEAR ABOUT THIS.

WE WILL MAINTAIN THE WACHOVIA $2.40 ANNUAL PAYOUT, OR A WACHOVIA SHAREHOLDER CAN RECEIVE A 48 CENT PER SHARE DIFFERENTIAL UPFRONT.


IT'S THEIR CHOICE.


OUR PROJECTED DIVIDEND PAYOUT RATIO IS 33% VERSUS OVER 40% FOR SUNTRUST.


SUNTRUST IS USING OVER 70% OF THEIR EARNINGS PRO-FORMA FOR DIVIDENDS AND SHARE REPURCHASES.


OUR DIVIDEND PAYOUT RATIO WILL BE LESS THAN 33%, AND OUR PROJECTED PER SHARE EARNINGS DO NOT REQUIRE SHARE REPURCHASES TO MEET GROWTH TARGETS.


NUMBER EIGHT AND EXTREMELY IMPORTANT, THE FIRST UNION/WACHOVIA COMBINATION IS A FRIENDLY DEAL.


IT IS NOT A HOSTILE TAKEOVER.

WE DON'T BELIEVE HOSTILES WORK IN THIS INDUSTRY.


THE LAST HOSTILE COMPLETED WAS THE WELLS FARGO/FIRST INTERSTATE MERGER, AND IT HAD DISASTROUS OUTCOME ON MANY FRONTS, PARTICULARLY, THE 20% LOSS OF NON-INTERESTING BEARING DEPOSITS.


AS WELL, ALL OF FIRST INTERSTATE'S TOP 50 MANAGERS LEFT FOLLOWING THE MERGER.


THE TOP TIER OF MANAGEMENT IN A WACHOVIA/FIRST UNION COMBINATION HAVE ALREADY BEEN SELECTED, AND YOU SHOULD KNOW THAT WE BELIEVE THE CHEMISTRY BETWEEN OUR TWO TEAMS IS VERY GOOD.


NUMBER NINE, WE PLAN TO MAKE CUSTOMERS OUR TOP PRIORITY.


WE PLAN TO BLEND WACHOVIA'S STELLAR SERVICE MODEL WITH OUR STRONG SALES AND DISTRIBUTION PLATFORM TO BRING THE BEST TO CUSTOMERS.

OUR EXPLICIT AIM IS FOR OUR CUSTOMERS TO EXPERIENCE THIS MERGER AS ADDITIVE FOR THEM, MORE CONVENIENCE, MORE CHOICE, MORE WAYS OF DOING BUSINESS WITH THE NEW WACHOVIA.


WE BELIEVE WE WILL HAVE AN UNBEATABLE BRANCH NETWORK IN THE STATES THAT WE SHARE, LIKEWISE, A STRONG ATM NETWORK.


WE'LL HAVE THE SECOND LARGEST ON-LINE OFFERING IN THE COUNTRY, AND WE THINK THE BEST ONE IN TERMS OF FUNCTIONALITY.


IN OUR OPINION, WE ALSO HAVE A STRONG TELEPHONE BANKING CAPABILITY THAT'S AMONG THE BEST IN THE INDUSTRY.


NUMBER TEN, WE CARE ABOUT COMMUNITIES.


A WACHOVIA/FIRST UNION MERGER WILL RESULT IN A COMPANY STRONGLY COMMITTED TO SUPPORTING THE COMMUNITIES WE LIVE IN.

TOGETHER, WE CONTRIBUTED OVER $70 MILLION LAST YEAR IN DONATIONS OF GOODS AND SERVICES NOT INCLUDING THE PAYROLL VALUE OF VOLUNTEERS' TIME AWAY FROM WORK.


WE ALSO RECENTLY ANNOUNCED AN UNSOLICITED $35 BILLION, 5-YEAR COMMUNITY REINVESTMENT LENDING GOAL.


IT'S NOT A MATTER OF BEING CHARITABLE.


IT'S JUST PLAIN GOOD BUSINESS.


FINALLY, WE BELIEVE FOR ALL THE REASONS WE MENTIONED HERE TODAY THAT A WACHOVIA/FIRST UNION MERGER REPRESENTS AN OUTSTANDING VALUE FOR INVESTORS.


WE BELIEVE WE HAVE A STRONGER BUSINESS MIX.


WE THINK WE'LL GROW FASTER.


WE BELIEVE WE'LL BE BETTER CAPITALIZED.

WE BELIEVE OUR STOCK HAS MORE UPSIDE POTENTIAL.


WE BELIEVE WE'RE OFFERING GREATER LONG-TERM SHARE VALUE.


WE THINK WE KNOW HOW TO PUT COMPANIES TOGETHER.


WE WILL PROVIDE ENHANCED DIVIDENDS.


IT'S A FRIENDLY TRANSACTION NOT HOSTILE.


OUR TOP PRIORITY IS CUSTOMERS, AND WE CONTINUE TO PAY ATTENTION TO THE COMMUNITIES WE OPERATE IN.


FOR THOSE REASONS, WE BELIEVE THIS IS A NO-BRAINER, AND WE'D APPRECIATE YOUR SUPPORT.


THANKS FOR YOUR TIME.

THE FOLLOWING NEWS RELEASE WAS ISSUED BY FIRST UNION

[FIRST UNION LOGO]

For Immediate Release
                                      Media Contact:
                                      First Union:    Ginny Mackin  704-383-3715
                                                      Mary Eshet    704-383-7777

                                      Investor Contact:
                                      First Union:    Alice Lehman  704-374-4139



           FIRST UNION AND WACHOVIA RECEIVE FAVORABLE RULING IN NORTH
           ----------------------------------------------------------
                            CAROLINA BUSINESS COURT
                            -----------------------

             Judge Rejects SunTrust's Bid to Block Merger of Equals

CHARLOTTE , N.C., July 20, 2001 - First Union Corporation (NYSE:FTU) issued the following statement today regarding the decision in N.C. Business Court concerning the suit brought by SunTrust:

"We are pleased that the court ruled that Wachovia's board fulfilled its fiduciary duties and acted in accordance with the North Carolina law. In his opinion, Judge Tennille upheld the existing cross-option arrangement (which has a potential value up to $780 million) and denied SunTrust's request to block completion of this negotiated merger of equals. This decision clears the way for our shareholders to express their views by voting on the merger at the upcoming shareholder meetings."

Addressing the Wachovia board's actions, the court stated:

"Their selection of First Union as a merger partner was consistent with a thoroughly studied and well-conceived business strategy which had been approved by the directors well in advance of the merger decision."

Regarding the deal protection measures that SunTrust attacked, Judge Tennille wrote:

"They do not force management's preferred alternative upon the shareholders. There is no preordained result or any structural or situational coercion. Wachovia shareholders can vote their economic interests. The Court is convinced that those shareholders have an unfettered, fully informed opportunity to exercise their right to approve or disapprove of the merger the board has proposed to them, and that is the market test our system prefers."

The court's opinion also stated "...the record in this case establishes that this was an informed, independent, fully functional, intelligent, engaged and knowledgeable board."

First Union added:

"The combination of our organizations not only makes good business sense, we believe it also is in the best interest of all concerned: our shareholders, employees, customers and the communities we serve. We look forward to completion of the merger so that we can begin to realize the promise the new Wachovia holds for the future.

"Both Wachovia and First Union believe that their strategic partnership will create one of the preeminent financial services companies in the United States. We believe that the merger will position the new Wachovia for long-term growth and increasing shareholder value.

"Although we are disappointed that the court chose to alter the termination provision of our merger agreement, we do not believe that the court's decision on this issue will have any impact on our ability to complete the merger within our stated timetable."

The merger will be voted upon by Wachovia shareholders on August 3 and First Union shareholders on July 31. Consummation of the merger is subject to receipt of approval at both shareholder meetings.

First Union (NYSE:FTU), with $246 billion in assets and stockholders' equity of $16 billion at June 30, 2001, is a leading provider of financial services to 15 million retail and corporate customers throughout the East Coast and the nation. The company operates full-service banking offices in 11 East Coast states and Washington, D.C., and full-service brokerage offices in 47 states and internationally. Online banking products and services can be accessed through www.firstunion.com.

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, (i) statements about the benefits of the merger between First Union Corporation and Wachovia Corporation, including future financial and operating results, cost savings, enhanced revenues, and accretion to reported earnings that may be realized from the merger; (ii) statements with respect to First Union's and Wachovia's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of First Union's and Wachovia's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.


The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the risk that the businesses of First Union and Wachovia will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of First Union's and Wachovia's stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities. Additional factors that could cause First Union's and Wachovia's results to differ materially from those described in the forward-looking statements can be found in First Union's and Wachovia's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to First Union or Wachovia or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. First Union and Wachovia do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

Additional Information
The proposed transaction will be submitted to First Union's and Wachovia's stockholders for their consideration. Stockholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about First Union and Wachovia, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that have been or will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to First Union, Investor Relations, One First Union Center, Charlotte, North Carolina 28288-0206 (704-374-6782), or to Wachovia, Investor Relations, 100 North Main Street, Winston-Salem, North Carolina 27150 (888-492-6397).
                                     --END--

THE FOLLOWING WAS ISSUED BY FIRST UNION

[FIRST UNION LOGO]


Media Alert
Contact: Betsy Weinberger: 704-374-2138



                                Uplink Available:
                                -----------------


                     FIRST UNION GENERAL COUNSEL COMMENTS ON
                     ---------------------------------------
          N.C. BUSINESS COURT DECISION IN FAVOR OF FIRST UNION/WACHOVIA
          -------------------------------------------------------------


CHARLOTTE , N.C., July 20, 2001 - First Union Corporation (NYSE:FTU) Executive Vice President and General Counsel Mark C. Treanor provided comments on today's favorable ruling by the North Carolina Business Court in the suit brought by SunTrust.

Treanor said, "This is a major victory for First Union and Wachovia. We couldn't be happier with today's decision by the North Carolina Business Court. It validates all of the arguments we had about the Wachovia board being well informed, well advised and doing the right thing, and we're tremendously pleased."

The video comments will be available from 1:30 p.m. to 2:00 p.m. EST through the following: Telstar 5C transponder 7.




First Union (NYSE:FTU), with $246 billion in assets and stockholders' equity of $16 billion at June 30, 2001, is a leading provider of financial services to 15 million retail and corporate customers throughout the East Coast and the nation. The company operates full-service banking offices in 11 East Coast states and Washington, D.C., and full-service brokerage offices in 47 states and internationally. Online banking products and services can be accessed through www.firstunion.com.

The above may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation,
(i) statements about the benefits of the merger between First Union Corporation and Wachovia Corporation, including future financial and operating results, cost savings, enhanced revenues, and accretion to reported earnings that may be realized from the merger; (ii) statements with respect to First Union's and Wachovia's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions.

These statements are based upon the current beliefs and expectations of First Union's and Wachovia's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.


The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the risk that the businesses of First Union and Wachovia will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of First Union's and Wachovia's stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities. Additional factors that could cause First Union's and Wachovia's results to differ materially from those described in the forward-looking statements can be found in First Union's and Wachovia's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to First Union or Wachovia or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. First Union and Wachovia do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

Additional Information
The proposed transaction will be submitted to First Union's and Wachovia's stockholders for their consideration. Stockholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about First Union and Wachovia, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that have been or will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to First Union, Investor Relations, One First Union Center, Charlotte, North Carolina 28288-0206 (704-374-6782), or to Wachovia, Investor Relations, 100 North Main Street, Winston-Salem, North Carolina 27150 (888-492-6397).
                                     --END--

                                       2